SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

LIBERTY TRIPADVISOR HOLDINGS, INC.

(Name of Issuer)

Series A Common Stock, par value $.01 per share

Series B Common Stock, par value $.01 per share

(Title of Class of Securities)

Series A Common Stock: 531465102

Series B Common Stock: 531465201

(CUSIP Numbers)

Gregory B. Maffei

c/o Liberty TripAdvisor Holdings, Inc.

12300 Liberty Boulevard

Englewood, Colorado 80112

(720) 875-5200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 22, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Series A Common Stock: 531465102 Series B Common Stock: 531465201

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Gregory B. Maffei

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person	7	Sole Voting Power Series A Common Stock: 576 (1) (2) Series B Common Stock: 2,770,173 (2)

	8	Shared Voting Power Series A Common Stock: 0 Series B Common Stock: 0

	9	Sole Dispositive Power Series A Common Stock: 576 (1) Series B Common Stock: 2,770,173

	10	Shared Dispositive Power Series A Common Stock: 0 Series B Common Stock: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person Series A Common Stock: 576 (1)(2) Series B Common Stock: 2,770,173 (2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) Series A Common Stock: less than 1% (3) Series B Common Stock: 96.0% (3)

14	Type of Reporting Person IN

(1)                                 Consists of 576 shares held in the Liberty Media 401(k) Savings Plan as of November 30, 2014.

(2)                                 Pursuant to the terms of the Standstill Letter (as defined below), Mr. Maffei is subject to certain voting requirements and obligations with respect to such shares of Common Stock. See Item 6.

(3)                                 For purposes of calculating beneficial ownership of Mr. Maffei, the total number of shares of Series A Common Stock outstanding was 71,547,392 and the total number of shares of Series B Common Stock outstanding was 2,885,370, in each case, on October 31, 2014, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014, filed with the SEC on November 12, 2014 and as required by Rule 13d-3 under the Exchange Act (as defined below), after adjustment for the assumed exercise of all options and other rights to acquire shares of Common Stock held by Mr. Maffei and exercisable within 60 days after December 22, 2014. The Options (as defined below) have not been included in this calculation as they are not exercisable within 60 days of such date. Each share of Series B Common Stock is convertible, at the option of the holder, into one share of Series A Common Stock. Each share of Series A Common Stock is entitled to one vote, whereas each share of Series B Common Stock is entitled to ten votes. Accordingly, Mr. Maffei may be deemed to beneficially own voting equity securities representing approximately 27.6% of the voting power with respect to the general election of directors of the Issuer based on the outstanding shares noted above and calculated pursuant to Rule 13d-3 of the Exchange Act. See Item 5.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No.   )

Statement of

GREGORY B. MAFFEI

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

LIBERTY TRIPADVISOR HOLDINGS, INC.

Item 1.                                                         Security and Issuer.

Gregory B. Maffei (“Mr. Maffei”)  is filing this statement on Schedule 13D (this “Statement”) with respect to the following series of common stock of Liberty TripAdvisor Holdings, Inc., a Delaware corporation (the “Issuer”), beneficially owned by Mr. Maffei:

(a)                                 Series A common stock, par value $0.01 per share (“Series A Common Stock”); and

(b)                                 Series B common stock, par value $0.01 per share (“Series B Common Stock” and, together with the Series A Common Stock, the “Common Stock”).

The Issuer’s executive offices are located at 12300 Liberty Boulevard, Englewood, Colorado 80112.

Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Statement also relates to the shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock.  By its terms, each share of Series B Common Stock is convertible into one share of Series A Common Stock at the option of the holder.  Shares of Series A Common Stock are not convertible.  The holders of Series A Common Stock and Series B Common Stock generally vote together as a single class with respect to all matters voted on by the stockholders of the Issuer.  The holders of Series B Common Stock are entitled to 10 votes per share and the holders of Series A Common Stock are entitled to one vote per share.

Item 2.                                                         Identity and Background.

The reporting person is Gregory B. Maffei, whose business address is c/o Liberty TripAdvisor Holdings, Inc., 12300 Liberty Boulevard, Englewood, CO 80112.  Mr. Maffei is a director and Chief Executive Officer and President of the Issuer.

During the last five years, Mr. Maffei has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any), and has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Maffei is a citizen of the United States of America.

Item 3.                                                         Source and Amount of Funds.

In addition to shares previously owned by him, Mr. Maffei acquired additional shares of Series A Common Stock used in the Exchange (as defined below) by exercising vested options to acquire shares of Series A Common Stock and acquiring shares of Series A Common Stock in a privately negotiated transaction. The funds used to exercise the options and acquire additional shares consisted of personal funds and amounts drawn under a line of credit secured by certain personal assets.

Item 4.                                                         Purpose of the Transaction.

In connection with the Exchange, on December 22, 2014, Mr. Maffei (i) exercised options to acquire 747,859 shares of Series A Common Stock and (ii) acquired 1,845,909 shares of Series A Common Stock in a privately negotiated transaction. Also, on December 22, 2014, Mr. Maffei entered into an exchange transaction pursuant to which he exchanged (the “Exchange”) an aggregate of 3,047,190 shares of Series A Common Stock in a private transaction with John C. Malone, Chairman of the board of directors (the “Board”) and a director of the Issuer, Mr. Malone’s wife and two trusts (the “Trusts”) managed by an independent trustee, the beneficiaries of which are Mr. Malone’s adult children (Mr. Malone, his wife and the Trusts, the “Malones”), for an aggregate of 2,770,173 shares of Series B Common Stock held by Mr. Malone, his wife and the Trusts.

Mr. Maffei acquired beneficial ownership of the shares of Series B Common Stock reported on this Statement pursuant to the Exchange.  Mr. Maffei is a member of the Board and Chief Executive Officer and President of the Issuer.

The shares of Common Stock beneficially owned by Mr. Maffei and described in this Statement are being held by him for investment purposes.

On December 21, 2014, the Issuer granted to Mr. Maffei options to purchase an aggregate of 1,797,107 shares of Series B Common Stock. Unless sooner accelerated pursuant to their terms, one-half of such options will become exercisable on each of the fourth and fifth anniversaries of the grant date, provided that Mr. Maffei is then employed by the Issuer, subject to certain exceptions. See Item 6.

Other than as set forth in this Statement, Mr. Maffei does not have any plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the Board; (v) any material change in the capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) any change in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4) of the Exchange Act of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

Notwithstanding the foregoing, Mr. Maffei may determine to change his intentions with respect to the Issuer at any time in the future and may, for example, elect (i) subject to the terms of the Standstill Letter (as defined below), to acquire additional shares of Common Stock in open market or privately negotiated transactions or pursuant to the exercise of stock options or (ii) to dispose of all or a portion of his holdings of shares of Common Stock.  In reaching any determination as to his future course of action, Mr. Maffei will take into consideration various factors, such as the Issuer’s business and prospects, other developments concerning the Issuer, other business opportunities available to Mr. Maffei, estate planning considerations and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock

Item 5.                                                         Interest in Securities of the Issuer.

(a) - (b)        As a result of the transactions referred to in this Statement, Mr. Maffei beneficially owns (i) 576 shares of Series A Common Stock and (ii) 2,770,173 shares of Series B Common Stock. The shares of Series A

Common Stock beneficially owned by Mr. Maffei constitute less than 1% of the outstanding shares of Series A Common Stock, based on 71,547,392 shares of Series A Common Stock outstanding on October 31, 2014, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014 filed with the SEC on November 12, 2014, and as calculated pursuant to Rule 13d-3 of the Exchange Act, after adjustment for the assumed exercise of all options and other rights to acquire shares of Common Stock held by Mr. Maffei and exercisable within 60 days after December 22, 2014.  The shares of Series B Common Stock beneficially owned by Mr. Maffei constitute approximately 96.0% of the outstanding shares of Series B Common Stock, based on 2,885,370 shares of Series B Common Stock outstanding on October 31, 2014, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014 filed with the SEC on November 12, 2014, and as calculated pursuant to Rule 13d-3 of the Exchange Act.  The Options have not been included in this calculation as they are not exercisable within 60 days of such date.  Because each share of Series A Common Stock is entitled to cast 1 vote and each share of Series B Common Stock is entitled to cast 10 votes on all matters upon which stockholders are generally entitled to vote,  Mr. Maffei may be deemed to beneficially own voting securities of the Issuer representing approximately 27.6% of the voting power with respect to the general election of directors of the Issuer.

Subject to the terms of the Standstill Letter, Mr. Maffei has the sole power to vote and to dispose of, or to direct the voting or disposition of, his shares of Common Stock. See Item 6.

(c)                                  On December 22, 2014, Mr. Maffei acquired 747,859 shares of Series A Common Stock pursuant to the exercise of options and 1,845,909 shares of Series A Common Stock in a privately negotiated transaction. Mr. Maffei used personal funds and amounts drawn under a line of credit secured by certain personal assets to pay (i) approximately $10,552,290 for the exercise price of the options (which amount does not include the payment of any related withholding taxes) and (ii) approximately $50,355,475 for the purchase price for the privately negotiated transaction. Mr. Maffei then exchanged an aggregate of 3,047,190 shares of Series A Common Stock in a private transaction with the Malones for 2,770,173 shares of Series B Common Stock held by the Malones. Except as provided in this Statement, Mr. Maffei has not executed any transactions in respect of the Common Stock of the Issuer within the last 60 days.

(d)                                 Not Applicable.

(e)                                  Not Applicable.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships With Respect to          Securities of the Issuer.

Letter Agreement with Mr. Maffei

On December 21, 2014, Mr. Maffei received a one-time grant of 1,797,107 options to purchase shares of Series B Common Stock at an exercise price of $27.83 per share (the “Options”). Unless sooner accelerated pursuant to their terms, one-half of the Options will vest on the fourth anniversary of the grant date with the remaining Options vesting on the fifth anniversary of the grant date, in each case, subject to Mr. Maffei being employed on the applicable vesting date. The Options will have a term of 10 years. Because of the significant voting power that Mr. Maffei would possess upon exercise of the Options, the Board determined that it would be appropriate to also grant Mr. Maffei approval for purposes of exempting him from the restrictions that may be imposed on him as an “interested stockholder” under Section 203 of the General Corporation Law of Delaware (“Section 203”). Separately, Mr. Maffei advised the Board that, although no agreement, arrangement or understanding had been reached, he was in discussions with Mr. Malone regarding a potential exchange of shares of Series B Common Stock owned by the Malones for shares of Series A Common Stock owned by Mr. Maffei. As a result, the Compensation Committee of the Board and the members of the Board independent of Mr. Maffei and the Malones determined that it was appropriate to request that Mr. Maffei enter into a standstill agreement with the Issuer, and on December 21, 2014, the Issuer and Mr. Maffei entered into a letter agreement (the “Standstill Letter”). The Standstill Letter was entered into in connection with the grant of the Options to Mr. Maffei and in anticipation of such potential exchange. On December 22, 2014, Mr. Maffei acquired 2,770,173 shares of Series B Common Stock in exchange for 3,047,190 shares of Series A Common Stock pursuant to the Exchange. Prior to the grant of the Options and any agreement, arrangement or understanding between Mr. Maffei and Mr. Malone regarding the Exchange, the Compensation Committee of the Board and the members of the Board independent of Mr. Maffei and the Malones approved (x)

each of Mr. Maffei and certain of his related persons as an “interested stockholder” and (y) the acquisition by such persons of Common Stock, in each case, for purposes of Section 203.

Subject to certain exceptions, during the Term of the Standstill Letter, Mr. Maffei has agreed that he will not, and he will not permit his Controlled Affiliates (as defined in the Standstill Letter) to, directly or indirectly, acquire Voting Securities (as such term is defined in the Standstill Letter) of the Issuer if, after giving effect to such acquisition, Mr. Maffei and his Controlled Affiliates would beneficially own (as defined under the Exchange Act, but including all shares Mr. Maffei has the right to acquire without giving effect to any vesting requirements) in excess of 34.9% of the Issuer’s outstanding Voting Securities (the “Cap”); provided, that the Cap will not prohibit, among other things, Mr. Maffei from acquiring or exercising the Options or acquiring shares of Series B Common Stock pursuant to the Exchange. In the event Mr. Maffei or his Controlled Affiliates have beneficial ownership of Voting Securities of the Issuer in excess of the Cap, subject to limited exceptions, Mr. Maffei will vote such securities in excess of the Cap in the same proportion as the votes cast by shareholders unaffiliated with Mr. Maffei on any matter submitted to a vote of the Issuer’s shareholders.

Pursuant to the Standstill Letter, during the period commencing on December 21, 2014 and ending on the earlier of (x) the fifth anniversary of the closing of the Exchange or (y) the consummation of a Change in Control (as defined in the Standstill Letter) (such period, the “Term”), the Issuer will include Mr. Maffei (or his designee) in management’s slate of directors for election (the “Management Slate”) at each annual or special meeting of stockholders at which directors in Mr. Maffei’s (or his designee’s) class are to be elected. The Issuer will use reasonable best efforts to cause the election of Mr. Maffei (or his designee) to the Issuer’s board of directors. So long as the Issuer complies with its obligation to include Mr. Maffei (or his designee) on the Management Slate as provided in the Standstill Letter, Mr. Maffei has agreed to vote his shares of Common Stock in favor of the Management Slate.

Pursuant to and during the Term of the Standstill Letter, Mr. Maffei has agreed, subject to certain exceptions, to certain customary standstill provisions. Such provisions prohibit Mr. Maffei and his Controlled Affiliates, unless expressly authorized by a majority of the members of the Board who are independent, disinterested and unaffiliated with Mr. Maffei and his Controlled Affiliates, from: (i) effecting or seeking, offering or proposing (whether publicly or otherwise) to effect, or announcing any intention to effect or cause or participating in or assisting, facilitating or encouraging any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in, (A) any acquisition of any equity securities (or beneficial ownership thereof) or rights or options to acquire any equity securities (or beneficial ownership thereof), of the Issuer, (B) any tender or exchange offer, consolidation, business combination, acquisition, merger, joint venture or other business combination involving the Issuer, (C) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Issuer or (D) any solicitation of proxies or consents relating to the election of directors with respect to the Issuer; (ii) forming, joining or in any way participating in a “group” (as defined under Rule 13d-3 of the Exchange Act); (iii) depositing any Voting Securities in a voting trust or similar arrangement; (iv) granting any proxies with respect to any Voting Securities to any person (other than in his capacity as a designated representative of the Issuer), (v) otherwise acting (alone or in concert with others), to call or seek to a call a meeting of the Issuer’s stockholders, initiating any stockholder proposal or calling a special meeting of the Issuer’s board of directors; (vi) entering into any third-party discussions regarding the foregoing; (vii) publicly requesting a waiver or amendment of the foregoing, or making any public announcement regarding such restrictions; (viii) taking any action which would reasonably be expected to require the Issuer to make a public announcement regarding the possibility of a business combination or merger; or (ix) advising, assisting or knowingly encouraging or directing any person to do so in connection with the foregoing. However, Mr. Maffei will not be deemed to have breached or violated these limitations to the extent such actions were taken in connection with his provision of services to the Issuer as a member of the Board or as Chief Executive Officer of the Issuer.

The standstill limitations cease to apply (i) if the Issuer fails (subject to certain exceptions) to comply with its obligation to include Mr. Maffei (or his designee) on the Management Slate for election as a director (other than at Mr. Maffei’s request or because of Mr. Maffei’s refusal to accept such nomination), (ii) if Mr. Maffei ceases to serve as Chief Executive Officer of the Issuer other than as a result of his resignation without Good Reason (as defined in the grant agreement related to the Options (the “Option Agreement”)), his Disability (as defined in the Option Agreement) or his termination for Cause (as defined in the Option Agreement), or (iii) if Mr. Maffei (or his designee) ceases to be a director of the Issuer, other than due to his refusal to serve as a director of the Issuer or to propose a designee in his place, due to his (or his designee’s) resignation, due to Mr. Maffei’s election not to submit a replacement candidate for appointment or during a period following Mr. Maffei’s resignation so long as the Issuer is working in good faith to appoint a replacement designee of Mr. Maffei. The standstill limitations also cease to apply upon the occurrence of certain events set forth in the Standstill Letter, including the Issuer entering into discussions regarding a transaction that would, if consummated, be reasonably likely to result in a Change of Control (unless Mr. Maffei has been released from such restrictions to the extent reasonably necessary for him to fully participate in any discussions (in his capacity as a shareholder) and to offer or propose alternative transactions involving himself and his Controlled Affiliates and third parties) or a third party commences a tender or exchange offer for at least 50.1% of the Issuer’s common stock which would result in a Change of Control of the Issuer and which offer is not opposed by the Issuer.

The foregoing is a summary of the Standstill Letter and is qualified by reference to the full text of the Standstill Letter, which is incorporated by reference as an exhibit to this Statement.

Exchange Agreement

On December 22, 2014, in connection with the Exchange, Mr. Maffei entered into an exchange agreement with the Malones. Such agreement contained customary representations and warranties of the parties regarding the shares exchanged by them in the Exchange.

Item 7.                                                         Material to be Filed as Exhibits.

7(a)                          Letter Agreement, dated December 21, 2014, between Mr. Maffei and the Issuer (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on December 29, 2014).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

December 31, 2014

/s/ Gregory B. Maffei
Gregory B. Maffei

EXHIBIT INDEX

Exhibit No.	Description
7(a)	Letter Agreement, dated December 21, 2014 between Mr. Maffei and the Issuer (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on December 29, 2014).